Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER OF 2017 RESULTS

Backlog of orders at $7.1 billion; Revenues at $749 million;
Non-GAAP Net income of $52 million; GAAP net income of $46 million; Non-GAAP net EPS of $1.21; GAAP net EPS of $1.07

Haifa, Israel, May 16, 2017 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended March 31, 2017.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with the continued growth in our revenue and backlog. In today’s geopolitical environment, we are seeing a trend of larger defense spending in many of our target markets, especially in the electronic defense sphere. In the first quarter our investments in marketing and R&D rose somewhat in order to be able to capitalize on the increasing opportunities. We have been able to stay consistently ahead of the curve in anticipating  defense and security trends and customer needs, both in terms of our product portfolio and our geographic spread. I believe this positions us well to continue on our long-term growth path.”

First quarter 2017 results:

Revenues in the first quarter of 2017 were $749.2 million, as compared to $721.2 million in the first quarter of 2016.

Non-GAAP (*) gross profit amounted to $226.8 million (30.3% of revenues) in the first quarter of 2017, as compared to $220.1 million (30.5% of revenues) in the first quarter of 2016. GAAP gross profit in the first quarter of 2017 was $221.2 million (29.5% of revenues), as compared to $212.2 million (29.4% of revenues) in the first quarter of 2016.

Research and development expenses, net were $58.4 million (7.8% of revenues) in the first quarter of 2017, as compared to $56.0 million (7.8% of revenues) in the first quarter of 2016.

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* see page 3

Earning Release

Marketing and selling expenses, net were $65.8 million (8.8% of revenues) in the first quarter of 2017, as compared to $61.0 million (8.5% of revenues) in the first quarter of 2016. The increase in marketing and selling expenses in the first quarter of 2017 was mainly related to the mix of countries and types of marketing activities for projects in which we invest our marketing efforts.

General and administrative expenses, net were $38.7 million (5.2% of revenues) in the first quarter of 2017, as compared to $38.9 million (5.4% of revenues) in the first quarter of 2016.

Non-GAAP(*) operating income was $65.5 million (8.7% of revenues) in the first quarter of 2017, as compared to $66.9 million (9.3% of revenues) in the first quarter of 2016. GAAP operating income in the first quarter of 2017 was $58.2 million (7.8% of revenues), as compared to $63.3 million (8.8% of revenues) in the first quarter of 2016. The GAAP operating income in the first quarter of 2016 included a gain of $7.0 million related to the revaluation of an investment in an Israeli subsidiary that was deconsolidated in the quarter due to a third party investment.

Financial expenses, net were $8.6 million in the first quarter of 2017, as compared to $1.7 million in the first quarter of 2016. The lower financial expenses in the first quarter of 2016 were mainly a result of gain from various currencies exchange rate differences.

Taxes on income were $5.3 million (effective tax rate of 10.6%) in the first quarter of 2017, as compared to $12.7 million (effective tax rate of 19.4%) in the first quarter of 2016. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the decrease of tax rates in Israel.

Equity in net earnings of affiliated companies and partnerships was $1.6 million (0.2% of revenues) in the first quarter of 2017, as compared to $0 in the first quarter of 2016.

Net income attributable to non-controlling interests was $0.3 million in the first quarter of 2017, as compared to $0.5 million in the first quarter of 2016.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2017 was $51.7 million (6.9% of revenues), as compared to $51.2 million (7.1% of revenues) in the first quarter of 2016. GAAP net income in the first quarter of 2017 was $45.6 million (6.1% of revenues), as compared to $52.3 million (7.3% of revenues) in the first quarter of 2016. GAAP net income in the first quarter of 2016 included a gain of $7 million related to the revaluation of an investment and a capital gain of $3.9 million related to the sale of real estate.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.21 for the first quarter of 2017, as compared to $1.20 for the first quarter of 2016. GAAP diluted earnings per share in the first quarter of 2017 were $1.07, as compared to $1.22 for the first quarter of 2016, which included earnings per share of $0.26 related to the gain from revaluation of an investment and sale of real estate.

The Company’s backlog of orders for the quarter ended March 31, 2017 totaled $7,067 million, as compared to $6,775 million as of March 31, 2016. Approximately 70% of the current backlog is attributable to orders from outside Israel. Approximately 64% of the current backlog is scheduled to be performed during 2017 and 2018.

Operating cash flow used in the quarter ended March 31, 2017 was $51.3 million, as compared to $24.5 million provided in the quarter ended March 31, 2016.

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* see page 3

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016

GAAP gross profit	$221.2	$212.2	$959.6
Adjustments:
Amortization of purchased intangible assets	5.6	7.9	31.2
Non-GAAP gross profit	$226.8	$220.1	$990.8
Percent of revenues	30.3%	30.5%	30.4%

GAAP operating income	$58.2	$63.3	$299.0
Adjustments:
Amortization of purchased intangible assets	7.3	10.6	41.2
Gain from changes in holdings	—	(7.0)	(17.6)
Non-GAAP operating income	$65.5	$66.9	$322.6
Percent of revenues	8.7%	9.3%	9.9%

GAAP net income attributable to Elbit Systems’ shareholders	$45.6	$52.3	$236.9
Adjustments:
Amortization of purchased intangible assets	7.3	10.6	41.2
Capital Gain	—	(3.9)	(3.9)
Impairment of investments	—	—	2.5
Gain from changes in holdings	—	(7.0)	(16.4)
Related tax benefits	(1.2)	(0.8)	(6.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$51.7	$51.2	$254.2
Percent of revenues	6.9%	7.1%	7.8%

GAAP diluted net EPS	$1.07	$1.22	$5.54
Adjustments, net	0.14	(0.02)	0.41
Non-GAAP diluted net EPS	$1.21	$1.20	$5.95

Earning Release

Recent Events:

On March 22, 2017, the Company announced that it was awarded an approximately $100 million contract by the Israeli Ministry of Defense (IMOD) for the supply of advanced radio systems. According to the contract, the Company will manufacture and provide hundreds of radio systems over the course of five years. In addition, the Company is expected to receive an additional order to provide repair and maintenance services for 15 years. The Company will expand its manufacturing and maintenance site in Arad to include 100 employees, making it a center of excellence for manufacturing and maintenance of advanced radio systems for the Israel Defense Forces.

On March 29, 2017, the Company announced that it was awarded an approximately $82 million contract to provide an Asia-Pacific country with a comprehensive electro-optic airborne solution, Condor 2, for use in intelligence, surveillance, target acquisition and reconnaissance (ISTAR) missions. The contract, which is a follow-on order from the same customer, will be performed over a four-year period by Elbit Systems' ISTAR Division. This Elbit Systems program is being performed in cooperation with ELTA Systems Ltd., who is supplying additional content to the same customer.

On April 2, 2017, the Company announced that its subsidiary, Elbit Systems of America LLC., was awarded an Indefinite Delivery/Indefinite Quantity contract of approximately $50 million by the U.S. Navy to provide the Helmet Display and Tracker System with the Continuously Computed Impact Point (CCIP) algorithm for the MH-60S. The work will be performed in Fort Worth Texas, and completed by June 2021. An initial order of approximately $14.2 million was received.

On May 8, 2017, the Company announced that it was awarded a contract to provide the IMOD with dozens of satellite-on-the-move systems. The contract is in an amount that is not material to the Company and will be performed over a two-year period.

On May 10, 2017, the Company announced that it was awarded a contract from the Brazilian Marine Corps for the supply of advanced C4ISR, electronic warfare, radio and communication systems. The contract, in an amount of approximately $40 million, will be performed over a two-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the first quarter of 2017. The dividend’s record date is May 26, 2017. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on June 6, 2017, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, May 16, 2017 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
Canada Dial-in Numbers: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US and Canada) or +972 3 925 5904 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2017	2016
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$136,245	$222,810
Short-term bank deposits and marketable securities	29,966	22,252
Trade and unbilled receivables, net	1,276,807	1,232,591
Other receivables and prepaid expenses	163,228	102,979
Inventories, net of customers advances	891,603	840,266
Total current assets	2,497,849	2,420,898

Investments in affiliated companies and partnerships	180,781	180,962
Long-term trade and unbilled receivables	183,967	189,688
Long-term bank deposits and other receivables	32,648	15,917
Deferred income taxes, net	78,990	79,639
Severance pay fund	278,390	264,253
	754,776	730,459

Property, plant and equipment, net	485,451	474,109
Goodwill and other intangible assets, net	722,809	726,398
Total assets	$4,460,885	$4,351,864

Liabilities and Equity
Short-term bank credit and loans	$39,764	$5,027
Current maturities of long-term loans and Series A Notes	210,592	228,956
Trade payables	473,847	514,106
Other payables and accrued expenses	845,945	828,716
Customer advances in excess of costs incurred on contracts in progress	384,063	347,393
	1,954,211	1,924,198

Long-term loans, net of current maturities	503	475
Series A Notes, net of current maturities	181,693	171,066
Employee benefit liabilities	392,694	376,115
Deferred income taxes and tax liabilities, net	60,900	60,098
Customer advances in excess of costs incurred on contracts in progress	181,814	174,529
Other long-term liabilities	79,052	78,142
	896,656	860,425

Elbit Systems Ltd.'s equity	1,602,217	1,559,840
Non-controlling interests	7,801	7,401
Total equity	1,610,018	1,567,241
Total liabilities and equity	$4,460,885	$4,351,864

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016
	Unaudited		Audited
Revenues	$749,188	$721,211	$3,260,219
Cost of revenues	528,037	508,971	2,300,636
Gross profit	221,151	212,240	959,583

Operating expenses:
Research and development, net	58,437	56,047	255,792
Marketing and selling, net	65,778	60,997	271,037
General and administrative, net	38,723	38,944	151,353
Other operating income, net	—	(7,032)	(17,575)
Total operating expenses	162,938	148,956	660,607
Operating income	58,213	63,284	298,976

Financial expenses, net	(8,645)	(1,721)	(23,742)
Other income, net	32	3,896	3,967
Income before income taxes	49,600	65,459	279,201

Taxes on income	(5,251)	(12,670)	(45,617)
	44,349	52,789	233,584

Equity in net earnings of affiliated companies and partnerships	1,595	20	5,224
Net income	$45,944	$52,809	$238,808
Less: net income attributable to non-controlling interests	(304)	(488)	(1,899)
Net income attributable to Elbit Systems Ltd.'s shareholders	$45,640	$52,321	$236,909

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.07	$1.22	$5.54
Diluted net earnings per share	$1.07	$1.22	$5.54

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,748	42,734	42,742
Shares used in computation of diluted earnings per share	42,751	42,748	42,752

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$45,944	$52,809	$238,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,716	29,241	122,888
Write-off of impairment and discontinued operations, net	—	—	86
Stock-based compensation	11	25	70
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(92)
Deferred income taxes and reserve, net	894	6,241	2,683
Gain on sale of property, plant and equipment	(1,859)	(3,788)	(3,347)
Loss (gain) on sale and revaluation of investments	20	(7,019)	(16,734)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(800)	(20)	(1,728)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(95,280)	(91,043)	(297,439)
Increase in inventories, net	(51,336)	(24,762)	(8,040)
Increase (decrease) in trade payables, other payables and accrued expenses	(23,999)	112,344	253,413
Severance, pension and termination indemnities, net	3,476	3,445	315
Increase (decrease) in advances received from customers	43,954	(52,989)	(82,881)
Net cash provided by (used in) operating activities	(51,282)	24,461	208,002
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(31,554)	(21,671)	(124,221)
Advance payment on acquisition account	(6,586)	—	—
Acquisition of subsidiaries and business operations	(2,579)	—	—
Investments in affiliated companies and other companies	(173)	(14,490)	(19,277)
Deconsolidation of subsidiary	—	(1,538)	(1,538)
Proceeds from sale of property, plant and equipment	2,725	8,134	15,745
Investment in long-term deposits	(446)	(23)	(417)
Proceeds from sale of long-term deposits	133	88	894
Investment in short-term deposits and marketable securities	(22,268)	(19,982)	(25,622)
Proceeds from sale of short-term deposits and marketable securities	14,542	14,760	36,619
Net cash used in investing activities	(46,206)	(34,722)	(117,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	55	419	505
Repayment of long-term loans	(23,869)	(23,869)	(48,250)
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	—	—	(68,447)
Change in short-term bank credit and loans, net	34,737	3	5,027
Net cash provided by (used in) financing activities	10,923	(23,447)	(166,697)
Net decrease in cash and cash equivalents	(86,565)	(33,708)	(76,512)
Cash and cash equivalents at the beginning of the year	222,810	299,322	299,322
Cash and cash equivalents at the end of the period	$136,245	$265,614	$222,810
* Dividend received from affiliated companies and partnerships	$795	$—	$3,496

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2017		2016		2016
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	290.3	38.7	283.9	39.4	1,242.3	38.1
C4ISR systems	279.0	37.2	221.4	30.7	1,220.9	37.4
Land systems	79.0	10.5	138.5	19.2	408.0	12.5
Electro-optic systems	76.4	10.2	53.4	7.4	276.0	8.5
Other (mainly non-defense engineering and production services)	24.5	3.4	24.0	3.3	113.0	3.5
Total	749.2	100.0	721.2	100.0	3,260.2	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2017		2016		2016
	$ millions	%	$ millions	%	$ millions	%
Israel	167.4	22.3	143.1	19.8	709.5	21.8
North America	192.9	25.8	178.1	24.7	825.7	25.3
Europe	161.8	21.6	114.3	15.8	640.8	19.7
Asia-Pacific	166.2	22.2	212.7	29.5	801.6	24.6
Latin America	34.4	4.6	63.1	8.8	212.8	6.5
Other countries	26.5	3.5	9.9	1.4	69.8	2.1
Total	749.2	100.0	721.2	100.0	3,260.2	100.0